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                               November 3, 2023

       Ashley Xin Wu
       Acting Chief Executive Officer
       HUYA Inc.
       Building A3, E-Park
       280 Hanxi Road
       Panyu District , Guangzhou 511446
       People   s Republic of China

                                                        Re: HUYA Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 28, 2023
                                                            File No. 001-38482

       Dear Ashley Xin Wu:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 10,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Notes to the Consolidated Financial Statements
       Note 2. Principal Accounting Policies
       (h) Short-term deposits and long-term deposits, page F-22

   1.                                                   The staff notes the
Company   s response to prior comment 10 regarding whether the
                                                        Company and its
subsidiaries meet the definition of an    investment company    under
                                                        Section 3(a)(1)(A) of
the Investment Company Act of 1940 (   Investment Company Act   ).

                                                        a. Please update the
entire response to reflect factual and other information as of
                                                        September 30, 2023 or
the most recently available fiscal quarter end.
 Ashley Xin Wu
FirstName
HUYA Inc.LastNameAshley Xin Wu
Comapany 3,
November  NameHUYA
             2023      Inc.
November
Page 2    3, 2023 Page 2
FirstName LastName
         b. The response was not fully responsive to the staff   s question
because it failed to discuss
         whether any of the Company   s subsidiaries meets the definition of an
   investment
         company    under Section 3(a)(1)(A). Please provide that analysis,
addressing, in detail,
         each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947)
         and providing legal and factual support for your analysis of each such factor as they apply
         to each of the Company   s subsidiaries.
         c. We note your discussion under    Sources of Company   s Income
references
         percentages but does not indicate how these percentages were calculated. Please provide the actual income amounts that support this calculation, along with any other relevant factual information or assumptions.
         d. Please update the discussion of the    Nature of Present Assets
to reflect the
         Company   s assets on a consolidated basis, and please provide
detailed information
         supporting the manner in which the calculation is made.
2. Please clarify whether the corporate structure chart previously provided depicting the
         Company Group is comprehensive and includes all the Company   s
subsidiaries. In
         addition, further to comment 1 above, please ensure that your
discussion of    investment
         company    status under Section 3(a)(1)(A) and Section 3(a)(1)(C) of
the Investment
         Company Act addresses all subsidiaries.
3. We note that the response to prior comment 11 states, in part, that investment securities may represent greater than 40% of the Adjusted Total Assets of certain
of the Company   s
         subsidiaries.    Please provide information regarding (i) whether each
such subsidiary is
         registered, or intends to register, as an    investment company
under the Investment
         Company Act or (ii) the exclusion or exemption from    investment
company    status you
         believe such subsidiary may be able to rely upon.
4.       Please supplementally clarify how the wholly foreign-owned enterprise
(   WFOE   ) treats
         the variable interest entity (   VIE   ) for purposes of Section
3(a)(1)(C) and explain the
         rationale for this treatment. More specifically, please discuss whether the WFOE treats its
         relationship with the VIE as comprising the applicable WFOE   s total
assets for purposes
         of Section 3(a)(1)(C) and, if so, how the Company is calculating the
 value    of such
         amounts for purposes of Section 2(a)(41) of the Investment Company
Act.
5.       We note from your response that the Company treats    short-term
deposits    with time
         deposits placed with banks with original maturities of more than three months but less than one year as cash items in the context of the analysis under
Section 3(a)(1)(C) of the
         Investment Company Act.

         a. Provide a detailed legal analysis of why you believe that such short-term deposits should be treated as cash items for purposes of Section 3(a)(1)(C) in light of (i) the 1982
         amendments to the definition of    security    (see, e.g., Public Law
97-303, 96 Stat. 1409
         (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating
         Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (see,
         e.g., section II.B.1.c and fn. 28).
 Ashley Xin Wu
HUYA Inc.
November 3, 2023
Page 3
         b. Please explain in detail whether, and to what extent, the Company and its subsidiaries
         have or had any investment intent with respect to the    short-term
deposits    (addressing, in
         appropriate detail, the factors referenced in fn. 4 and 29 of Certain Prima Facie Investment
         Companies, SEC Release No. IC-10937 (Nov. 13, 1979) (   3a-1 Release
)). In this regard,
         we note that the Rule 3a-1 Release states that    [c]ertificates of
deposits and time deposits
         typically would not be considered cash items absent convincing evidence of no investment intent.
         c. Please clarify whether the Company and its subsidiaries hold any time deposits with maturities of less than three months. If so, please ensure that your response to comment
         6(a) and 6(b) also includes such time deposits.
         d. Please recalculate all calculations in response to our prior comment 10 and comment
         11 under the assumption that time deposits are not cash items and to account for data as of
         September 30, 2023 (or the most recent fiscal quarter end).
6.       In discussing the Company   s intercompany receivables you state:
These receivables
         generally reflected ordinary operational movement of funds within a corporate family, as well as expense reimbursements, were not subject to interest charges and were not
         memorialized with notes or credit agreements.    Please provide
additional detailed
         information about the intercompany receivables of the Company and each of its subsidiaries. For example, please describe whether and how such receivables are documented, the financial terms of such arrangements and the purposes for entering into such arrangements. Please also ensure that your response is specific as to the nature and terms of intercompany receivables for both the Company and each applicable subsidiary.
7. Please note that the staff does not necessarily agree with the following statement made in
         response to prior comment 11:       determination under Sections
3(a)(1)(A) and 3(b)(1) of
         the Investment Company Act that an issuer is actually engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities should be controlling, and the SEC and the courts have recognized that, as the second part of the test is the converse of the Section 3(a)(1)(A) definition, the 40% statistical test is essentially a warning that close analysis is required and that the primary engagement test is ultimately the determinative test of investment company status.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAshley Xin Wu                                 Sincerely,
Comapany NameHUYA Inc.
                                                                Division of
Corporation Finance
November 3, 2023 Page 3                                         Office of
Technology
FirstName LastName